UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No.18

12th December 2002

(8 pages)

ESPÍRITO SANTO FINANCIAL GROUP S.A.

(Name of Issuer)

Ordinary Shares, nominal value Euro 10 per share
(Title of Class of Securities)

29665F 20 0
(CUSIP Number)

David F.Morrison
Sullivan & Cromwell
8, Place Vendôme,
75001 Paris, France
(011) 331 4450-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event Which Requires Filing of this Statement)

22nd November 2002

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box:

Check the following box if a fee is being paid with the statement:

SEC 1746(12-91)

CUSIP No 29665F 20 0

1.	Names of Reporting Persons. I.R.S. Identifications Nos. of above persons (entities only) Espírito Santo International Holding S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)

(b)

3.	SEC use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	19,178,710 7,493,911 — 7,493,911

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,672,621

12.	Check if the Aggregate in Row (11) Excludes Certain Shares

13.	Per Cent of Class Represented in Row (11) 55.67%

14.	Type of Reporting Person HC,CO

This Amendment No.18 amends the statement on Schedule 13D filed by Espírito Santo International Holding S.A., a limited liability company organized under the laws of Luxembourg (“ESIH”) and Espírito Santo Resources (Portugal) (“ESR (P)”), an indirect subsidiary of ESIH, with the Commission on March 2nd, 1995, as amended by Amendment No. 1, filed on 8th June, 1995, Amendment No. 2, filed on 31st October 1995. Amendment No. 3 filed on 31st January 1996, Amendment No. 4 filed on 16th April 1996, Amendment No. 5 filed on 28th August 1996, as amended by Amendment No. 6 filed on 10th October 1996, Amendment No. 7 filed on 10th January 1997 as amended by Amendment No. 8 filed on 14th March 1998, as amended by Amendment No. 9 filed on 25th May 1998 by E.S. International Holding S.A. and Espírito Santo & Irmãos, S.G.P.S., S.A. (“ESI”) as amended by Amendment No. 10 filed 27th September 1999, as amended by Amendment No. 11 filed on 22nd December 1999 as amended by Amendment No. 12 filed on 11th January 2000 as amended by Amendment No. 13 filed on 8th June 2000, as amended by Amendment No. 14 filed 9th June 2000 as amended by Amendment No. 15 filed 25th January 2001, as amended by Amendment No. 16 filed 22nd May 2002 as so amended, “Statement”) with respect to the ordinary shares, nominal value US$10 per share (the “Ordinary Shares”), of Espírito Santo Financial Group S.A. (the “Issuer”), as amended by Amendment No. 17 filed 31st October 2002. This Amendment No. 18 supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

Item 3. Sources and Amount of Funds or other Consideration

All of the purchases of Ordinary Shares reported in this Amendment No. 18 to the Statement have been made by ESIH from the working capital of ESIH.

Item 5. Interest of Securities of Issuer

(a) and (b) ESIH beneficially owns 26,672,621 (55.67%) of the ordinary shares of the Issuer. ESIH is deemed to have sole voting and dispositive power over 19,178,710 such Ordinary shares and shared voting and dispositive power over the shares owned by Espírito Santo Irmãos S.G.P.S. S.A.

Espírito Santo Irmãos S.G.P.S., S.A. beneficially owns 7,493,911 shares (15.64%) of the Ordinary Shares of the Issuer, Espírito Santo Irmãos S.G.P.S., S.A. is deemed to have sole voting and dispositive power over 7,493,911 such Ordinary Shares.

(c) In addition to the purchase previously reported in the Statement, all transactions in the ordinary shares by ESIH since 17th October 2002 are detailed on Schedule I attached hereto.

SCHEDULE I

Shares of Espírito Santo Financial Group S.A.
(Purchases and sales by Espírito Santo International Holding S.A.)

VALUE DATE	PLACE OF TRANSACTION	NUMBER OF SHARES	PRICE/SHARE

21.10.02	LISBON	(500)	EUR 15.55
21.10.02	LISBON	500	EUR 15.55
22.10.02	LISBON	400	EUR 15.65
22.10.02	LISBON	(2,400)	EUR 15.69
23.10.02	LISBON	(400)	EUR 15.70
23.10.02	LISBON	400	EUR 15.70
24.10.02	LISBON	200	EUR 15.60
24.10.02	LISBON	(200)	EUR 15.60
25.10.02	LISBON	300	EUR 15.65
25.10.02	LISBON	(300)	EUR 15.65
28.10.02	LISBON	(400)	EUR 15.55
28.10.02	LISBON	400	EUR 15.55
29.10.02	LISBON	300	EUR 15.44
29.10.02	LISBON	(300)	EUR 15.44
30.10.02	LISBON	(200)	EUR 15.26
30.10.02	LISBON	200	EUR 15.26
31.10.02	LISBON	400	EUR 15.40

SCHEDULE I

Shares of Espírito Santo Financial Group S.A.
(Purchases and sales by Espírito Santo International Holding S.A.)

VALUE DATE	PLACE OF TRANSACTION	NUMBER OF SHARES	PRICE/SHARE

31.10.02	LISBON	(400)	EUR 15.40
04.11.02	LISBON	400	EUR 15.20
04.11.02	LISBON	(400)	EUR 15.20
05.11.02	LISBON	300	EUR 15.33
05.11.02	LISBON	(300)	EUR 15.33
06.11.02	LISBON	(300)	US$ 15.26
06.11.02	LISBON	300	EUR 15.26
07.11.02	LISBON	2,000	EUR 14.91
08.11.02	LISBON	400	EUR 14.96
08.11.02	LISBON	(400)	EUR 14.96
12.11.02	LISBON	(400)	EUR 14.65
12.11.02	LISBON	400	EUR 14.65
13.11.02	LISBON	300	EUR 14.70
13.11.02	LISBON	(300)	EUR 14.70
14.11.02	LISBON	300	EUR 14.76
14.11.02	LISBON	(300)	EUR 14.76
15.11.02	LISBON	200	EUR 14.83
15.11.02	LISBON	(200)	EUR 14.83
15.11.02	OTC	300,000	US$ 15.00
18.11.02	LISBON	200	EUR 14.76
18.11.02	LISBON	(200)	EUR 14.76
19.11.02	LISBON	(200)	EUR 15.03

SCHEDULE I

Shares of Espírito Santo Financial Group S.A.
(Purchases and sales by Espírito Santo International Holding S.A.)

VALUE DATE	PLACE OF TRANSACTION	NUMBER OF SHARES	PRICE/SHARE

19.11.02	LISBON	200	EUR 15.03
20.11.02	LISBON	200	EUR 15.45
20.11.02	LISBON	(200)	EUR 15.45
21.11.02	LISBON	300	EUR 15.86
21.11.02	LISBON	(300)	EUR 15.86
21.11.02	NEW YORK	4,990	US$ 16.00
22.11.02	LISBON	(300)	EUR 15.87
22.11.02	LISBON	300	EUR 15.87
22.11.02	OTC	250,000	US$ 15.00
25.11.02	NEW YORK	46,000	EUR 16.45
25.11.02	LISBON	300	EUR 16.37
25.11.02	LISBON	(300)	EUR 16.37
26.11.02	LISBON	400	EUR 16.32
26.11.02	LISBON	(400)	EUR 16.32
26.11.02	NEW YORK	40,000	US$ 16.45
27.11.02	LISBON	(200)	EUR 16.40
27.11.02	LISBON	200	EUR 16.40
28.11.02	LISBON	200	EUR 16.85
28.11.02	LISBON	(200)	EUR 16.85
29.11.02	LISBON	350	EUR 17.03
29.11.02	LISBON	(350)	EUR 17.03

SCHEDULE I

Shares of Espírito Santo Financial Group S.A.
(Purchases and sales by Espírito Santo International Holding S.A.)

VALUE DATE	PLACE OF TRANSACTION	NUMBER OF SHARES	PRICE/SHARE

02.12.02	LISBON	120	EUR 17.12
03.12.02	LISBON	200	EUR 17.47
03.12.02	LISBON	(200)	EUR 17.47
03.12.02	NEW YORK	2,020	US$ 17.05
04.12.02	LISBON	200	EUR 17.30
04.12.02	LISBON	(200)	US$ 17.30
05.12.02	LISBON	300	EUR 17.43
05.12.02	LISBON	(300)	EUR 17.43
06.12.02	LISBON	400	EUR 17.40
06.12.02	LISBON	(400)	EUR 17.40
09.12.02	LISBON	350	EUR 17.16
09.12.02	LISBON	(350)	EUR 17.16
10.12.02	NEW YORK	131,300	US$ 17.30
10.12.02	LISBON	500	EUR 17.20
10.12.02	LISBON	(500)	EUR 17.20
10.12.02	NEW YORK	22,220	US$ 17.20

Total Number of shares beneficially owned at 10th December 2002 – 26,672,621, 55.67% of ESFG Stock Capital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Dated : 12th December 2002

Espírito Santo International Holding S.A.

By:	/s/ Manuel de Magalhães Villas-Boas
Name:	Manuel de Magalhães Villas-Boas
Title:	Senior Vice President